December 29, 2020

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Eiko Yaoita Pyles and Jean Yu

Re:	MaxLinear, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 5, 2020
File No. 001-34666

Ladies and Gentlemen:

MaxLinear, Inc. (the “Company”) submits this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 21, 2020, relating to the Company’s Form 10-K for the year ended December 31, 2019 (File No. 001-34666) originally filed with the Commission on February 5, 2020.

In this letter, the comment from the Staff has been recited in italicized, bold type, and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

1.We note that some of your business operations with Chinese companies have been affected by governmental regulations and tariffs. If you reasonably expect this change would have a material impact on revenue or results of operations, please disclose this as part of your known trends and uncertainties discussion in the MD&A. Refer to Item 303(a)(3)(ii) of Regulation S-K.

The Company respectfully confirms to the Staff that it will continue to monitor as part of its disclosure controls procedures the impact on the Company’s operating results of tariffs and governmental regulations relating to China. If the Company identifies sustained trends or uncertainties arising from trade or regulatory risks relating to China, the Company will provide appropriate additional discussion of such trends or uncertainties in the MD&A portion of its corresponding future SEC filings.

The Company supplementally advises the Staff that trade and regulatory issues relating to China and our Chinese customers have in certain prior periods adversely affected revenues. As it relates to the Company’s business, the applicable issues have been constantly evolving such that it has sometimes been difficult to identify a specific trend. The Company did, however, enhance its risk factor language on the subject matter of tariffs and export limitations, and the Company believes its disclosure on these risks is comprehensive.

Please direct any questions or comments to me at (949) 333-0080 or slitchfield@maxlinear.com.

MaxLinear Inc. 5966 La Place Court, Suite 100, Carlsbad, CA 92008 Tel: (760) 692-0711 Fax: (760) 444-8598

Securities and Exchange Commission
Division of Corporation Finance
December 29, 2020

Very truly yours,

/s/ Steven G. Litchfield

Steven G. Litchfield
Chief Financial Officer and Chief Corporate Strategy Officer

cc:	Kishore Seendripu, Ph.D., President and CEO, MaxLinear, Inc.
Connie Kwong, Chief Accounting Officer & Controller and Principal Accounting Officer
Rob Kornegay, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Doug McCombs, Grant Thornton LLP